Exhibit 7(b)(1)

ITEM 7(b)   FINANCIAL STATEMENTS AND EXHIBITS

  Effective March 7, 1997, P-COM Field Services, Inc., a Delaware corporation and a wholly owned subsidiary of P-COM, Inc. ("P-COM"), completed its acquisition of certain assets of Columbia Spectrum Management, L.P. ("CSM"), a Vienna, Virginia-based company, for $8.0 million in cash and 398,306 shares of P-COM's Common Stock valued at $14.5 million. The transaction was accounted for using the purchase method; accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition.

  The following unaudited pro forma financial information gives effect to the acquisition as if the transaction had taken place at the beginning of 1996 for the pro forma condensed statements of operations.

  The unaudited pro forma statements of operations are not necessarily indicative of the operating results that would have been achieved if the transaction had occurred on the dates indicated and should not be construed as representative of future operations. The historical financial statements of CSM are included elsewhere in this filing, and the unaudited pro forma financial information presented herein should be read in conjunction with those financial statements and related notes.



                               P-COM, INC.
     PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS - Unaudited
                   For the year ended December 31, 1996
                   (in thousands except per share data)



                           P-COM          CSM       Adjustments      Pro Forma

Net Sales              $   97,515     $   26,849     $       --     $  124,364

Cost of sales              56,274         20,085             --         76,359
                       ----------     ----------     ----------     ----------
   Gross profit            41,241          6,764             --         48,005
                       ----------     ----------     ----------     ----------

Operating expenses:
  Research and
    development            17,477             --             --         17,477
  Sales and marketing       5,529            273             --          5,802
  General and
    administrative          4,344          2,177          1,111(a)       7,632
                       ----------     ----------     ----------     ----------
    Total operating
      expenses             27,350          2,450          1,111         30,911
                       ----------     ----------     ----------     ----------

Income from operations     13,891          4,341         (1,111)        17,094

Non-operating income
  Interest income net       1,310             81             --          1,391
  Other income, net           (71)            --             --            (71)
                       ----------     ----------     ----------     ----------
Income before taxes        15,130          4,395         (1,111)        18,414

Provision for income
  taxes                     1,062             --             --          1,062
                       ----------     ----------     ----------     ----------
Net income             $   14,068     $    4,395     $   (1,111)    $   17,352
                       ==========     ==========     ==========     ==========

Net income per share   $     0.74             --             --     $     0.89
                       ==========     ==========     ==========     ==========

Weighted average
  common and common
  equivalent shares        19,092             --             --         19,490

